July 16, 2007

Genpact Limited
Registration Statement on Form S-1
Filed May 11, 2007
File No. 333-142875

Dear Mr. Woody:

We refer to the letter of July 10, 2007 (the “July 10 SEC Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Genpact Limited (“Genpact Limited” or the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form S-1 File No. 333-142875 filed on May 11, 2007 and Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on July 3, 2007 (and together with Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on the date hereof, the “Registration Statement”).  We are providing this response on behalf of the Company, which is based on information provided by the Company.

Responses to the July 10 SEC Letter.

Set forth below in bold font are the comments of the Staff contained in the July 10 SEC Letter and immediately below each comment is the response of the Company with respect thereto.

General

1.                                      We note in your responses to comments 1, 5, 12, 24 and 25 that you intend to retroactively adjust your financial statements to give effect to the conversion of your preferred stock based on guidance set forth in section IV (B), “Other Changes to Capitalization at or Prior to Closing of IPO” in the publication Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance.  As a result of this retroactive adjustment, it appears that certain disclosures related to your preferred stock have been omitted.  It appears that a material amount of equity securities will be redeemed in conjunction with this offering.  As such, explain to us how you determined that it would be appropriate to retroactively restate your financial statements rather than providing certain pro forma information.  To the extent you determine that retroactive adjustment is not appropriate, we reissue our prior comments 1, 5, 12, 24 and 25.

Response:  We have complied with the Staff’s prior comments in Amendment No. 2 to the Registration Statement.  In addition, as a follow up to the phone call we had with the Staff on July 11, 2007, we note that the 2007 Reorganization did not involve a share split but a share exchange as described in the response to comment 3 below.

Financial Statements

General

2.                                      We have considered your response to our prior comment 11 and will continue to monitor for future amendments for compliance with this comment.

Response:  We acknowledge the Staff’s comment.

Note 1. Organization and description of business, page F-10

3.                                    We note your response to our prior comment 13.  It appears that you intend to account for the “2007 Reorganization” as a reorganization of entities under common control.  Explain to us how you have applied the guidance in EITF 02-5 and tell us the common control relationship you are relying on in order to apply reorganization accounting.

Response:  As discussed with the Staff by telephone on July 11, 2007, we are providing a more detailed description of the 2007 Reorganization as background to our answer to the Staff’s question.  The Board of Directors has determined that it is advantageous for the Company to have a Bermuda holding company as its parent entity, and the 2007 Reorganization is the means by which we are accomplishing that goal.

Prior to the 2007 Reorganization (which was completed on July 13, 2007) Genpact Global Holdings SICAR S.à.r.l., a Luxembourg company (“GGH”), was the parent entity of our business.  Our shareholders owned shares directly in GGH and, in some cases, through a holding company called Genpact Global (Lux) S.à.r.l. (“GGL”).  GGL had no operations and its sole asset was 63% of the outstanding equity of GGH.  Some shareholders preferred to hold their interest in GGH directly, whereas some preferred to hold through GGL, primarily for tax reasons.  (Among other differences, GGH is treated as a pass-through entity for U.S. federal income tax purposes, whereas GGL is not.)  Both GGL and GGH had two classes of preferred shares as well as common shares outstanding.  In the case of each entity, such preferred shares were convertible into common shares of the entity.

Genpact Limited, a Bermuda entity (“Genpact Limited”), was formed by GGH as its wholly-owned subsidiary on March 29, 2007 for the purpose of effectuating the 2007 Reorganization.  In the 2007 Reorganization, the shareholders of GGH exchanged their preferred and common shares in GGH for common shares of Genpact Limited, and the shareholders of GGL exchanged their preferred and common shares in GGL for Genpact Limited common shares.  As a result, Genpact Limited became the owner of all the capital stock of GGL and GGH.  This transaction was effectuated on July 13, 2007.

We have attached charts as Exhibit A showing (i) the structure of our business prior to the 2007 Reorganization, including share ownership and respective interests and (ii) the structure of our business after giving effect to the 2007 Reorganization but without giving effect to the offering.  We have also described the capital structure of each of GGH and GGL prior to the 2007 Reorganization.

Each shareholder of GGH, whether such shareholder owned equity directly in GGH or indirectly through GGL, acquired the same proportionate economic interest in Genpact Limited as it had in GGH.  The fact that some shareholders held equity directly in GGH and some held their equity indirectly through GGL did not affect the fact that the respective interests of the shareholders in our business are the same both before and after the 2007 Reorganization, because GGL had no assets other than its interest in GGH.

Thus, we believe that this is a transaction that merely involves a change in the legal organization and therefore it is appropriate to continue to record all assets and liabilities at their carrying values. We think the fact that there is no change in the proportionate holdings of the ultimate shareholders makes it unnecessary to rely on the examples provided in the guidance of EITF 02-5, which provide, among other things, examples of situations where only common majority ownership exists between separate legal entities but is nevertheless deemed sufficient to establish common control.

Nevertheless, if the staff wishes to compare the facts of our situation to the examples in EITF 02-5, it is similar to paragraph 3(a) of EITF 02-5 as Genpact Investment Co (Lux) SICAR S.à.r.l. (“GICo”) owned 63.2% of GGH prior to the 2007 Reorganization by virtue of its ownership of approximately 100% of the equity of GGL and GICo became the direct owner of 63.2% of Genpact Limited after the 2007 Reorganization. Thus, the business was controlled by GICo both before and after the 2007 Reorganization.  Additionally, the facts of the current situation are similar to paragraph 3(c) of EITF 02-5 if one looks through GICo and considers the interests of General Atlantic and Oak Hill in GICo.  Under paragraph 3(c), common control is deemed to exist if a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.  In our case, GICo is controlled by General Atlantic and Oak Hill, which each own approximately 50% of its outstanding shares.  General Atlantic and Oak Hill have an agreement to act in concert with respect to the exercise by GICo of its interest in GGL.  Thus, common control exists as per the guidance in EITF 02-5.

The continuity of the other shareholders’ interests in the same proportion and the fact that there is no change in the minority interest further reaffirms the conclusion.

In light of the foregoing, the 2007 Reorganization has been treated as a reorganization of entities under common control.

Note 18. Stock-based Compensation, page F-31

4.                                      We have reviewed your response to our prior comment 23.  We will continue to monitor your future responses for all the information requested including your estimated IPO price and revised capital structure prior to the offering.

Response:  We acknowledge the Staff’s comment.

The Company takes note of the Staff’s additional instructions and will comply with them at the appropriate times.

Please contact the undersigned at (212) 474-1154, or, in my absence, Michael Clayton (212) 474-1754, with any questions you may have regarding the Registration Statement.

Sincerely,

Timothy G. Massad

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

With a copy to:

Ms. Robert Telewicz

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Paul Dudek

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Vivek Gour

Chief Financial Officer

Genpact

DLF City - Phase V

Sector 53, Gurgaon

Haryana State 122002

INDIA

Mr. Victor F. Guaglianone

Senior Vice President and General Counsel

Genpact

1251 Avenue of the Americas

41st Floor

New York NY 10020-1104

Mr. Rakesh Dewan

Partner

KPMG

4B, DLF Corporate Park

DLF City, Phase III

Gurgaon 122 002

INDIA

*          Rounded to one decimal place.

Pre-2007 Reorganization Capitalization

Ownership of GGL

	Shares Owned	Shares Owned (Common Equivalent Basis)	Ownership Percentage of GGL

GICo	Series A Preferred - 3,017,346	317,281
	Series B Preferred - 3,017,346	342,103
	Common - 300	300
	Total	659,384	100.0%

GE	Series A Preferred - 1,000	105	0.0	%*

* Rounded to one decimal place

Ownership of GGH

	Shares Owned	Shares Owned (Common Equivalent Basis)	Ownership Percentage of GGH

GGL	Series A Preferred - 3,018,346	317,387	—
	Series B Preferred - 3,017,346	342,103	—
	Total	659,489	63.2%

GE	Common - 297,461	297,461	28.5%
Wachovia	Common - 76,483	76,483	7.3%
Employees	Common - 10,005	10,005	1.0%
			100.0%